PROVIDENT™

Provident Financial Holdings, Inc.

June 30, 2008

www.myprovident.com

Provident Financial Holdings, Inc.

Safe-Harbor Statement

This presentation contains statements that the Corporation believes are “forward-looking statements.” These statements relate to the Corporation’s financial condition, results of operations, plans, objectives, future performance or business. You should not place undue reliance on these statements, as they are subject to risks and uncertainties. When considering these forward-looking statements, you should keep in mind these risks and uncertainties, as well as any cautionary statements the Corporation may make. Moreover, you should treat these statements as speaking only as of the date they are made and based only on information then actually known to the Corporation. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors which could cause actual results to differ materially include, but are not limited to, the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas; results of examinations of us by the Office of Thrift Supervision and our bank subsidiary by the Federal Deposit Insurance Corporation, the Office of Thrift Supervision or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses or to write-down assets; our ability to control operating costs and expenses; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; our ability to manage loan delinquency rates; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; legislative or regulatory changes that adversely affect our business; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board; war or terrorist activities; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and other risks detailed in the Corporation’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2007, as amended.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq GS:	PROV
Share price:	$9.44
52-week range:	$9.44 - $25.17
Shares outstanding	6,207,719 shares
Market cap:	$58.6 million
P/E (ttm):	39.33
EPS (ttm):	$0.24
Annual div & yield:	$0.40 (4.24%)
Div distribution date:	13-Jun-08
Div record date:	19-May-08
As of June 30, 2008	

Organizational Chart


Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp

Provident Financial Holdings, Inc.

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Expanding customer base and market
- Strong mortgage operations
- Largest independent community bank headquartered in Riverside County, California
- Fifth largest deposit market share in the Riverside-San Bernardino RMA

PROVIDENT
Provident Financial Holdings, Inc.

Provident Locations



Pleasanton, Northern California
San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Beaumont (Spring 2009)
- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside
- Moreno Valley - Heacock St.
- Moreno Valley - Iris Ave. (Fall 2008)
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Pleasanton
- Rancho Cucamonga

Retail Offices:

- Glendora
- Riverside

PROV Highlights

PROVIDENT
Provident Financial Holdings, Inc.

Financial Position:	As of 06/30/2008	As of 03/31/2007
Total Assets ……………………	$ 1.63 Billion	$ 1.77 billion
Loans Held for Investment ……	$ 1.37 Billion	$ 1.39 billion
Deposits ………………………..	$ 1.01 Billion	$ 982.6 million
Equity ……………………………	$ 124.6 Million	$ 131.5 million
Tangible Equity …………………	$ 124.6 Million	$ 131.5 million

Financial Results:	Quarter Ended 06/30/2008	Quarter Ended 03/31/2007
Net (Loss) Income ……………..	$ (1.1) million	$ 2.4 million
Return on Average Equity …….	-3.62%	7.07%
Return on Average Assets ……	-0.28%	0.54%
Net Interest Margin …………….	2.93%	2.49%
Efficiency Ratio ………………..	63.41%	61.11%
Total Loan Originations ……….	$ 144.0 Million	$ 386.0 million
Provident Bank ……………..	$ 9.0 Million	$ 54.7 million
Provident Bank Mortgage ….	$ 135.0 Million	$ 331.3 million

Quarterly Net Income



(In Millions)
$2.4
$1.8
$0.6
$1.0
$1.0
$(1.1)
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$(0.5)
$(1.0)
$(1.5)
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments


(In Millions)
$8.0
$6.0
$4.0
$2.0
$0.0
-$2.0
-$4.0
-$6.0
$5.3
$(0.9)
$6.4
$(2.8)
$4.6
$(3.1)
$5.0
$(2.9)
$4.7
$(2.8)
$2.7
$(4.0)
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)
Community Banking
Mortgage Banking

Provident Financial Holdings, Inc.

Quarterly Net Interest Income



(In Millions)
$12.0
$11.0
$10.0
$9.0
$8.0
$7.0
$6.0
26% Increase from Nadir
$10.7
$9.8
$9.4
$9.6
$10.7
$11.8
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Non-Interest Income


(In Millions)
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$(0.5)
$1.4
$2.3
$1.6
$0.6
$1.3
$0.1
$1.0
$0.9
$1.3
$0.3
$0.6
$(0.2)
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)
Gain on Sale of Loans
Other Fees

Net Interest Margin

Provident Financial Holdings, Inc.



3.00%
2.75%
2.50%
2.25%
2.00%
2.49%
2.37%
2.40%
2.42%
2.69%
2.93%
Strong Increase from Nadir
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Net Interest Margin vs. Fed Funds



5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%

	06/06	09/06	12/06	03/07	06/07	09/07	12/07	03/08	06/08
NIM (%)	2.82%	2.67%	2.50%	2.49%	2.37%	2.40%	2.42%	2.69%	2.93%
Fed Funds (%)	5.25%	5.25%	5.25%	5.25%	5.25%	4.75%	4.25%	2.25%	2.00%

Operating Expenses


(In Millions)
$8.8
$8.9
$7.8
$7.3
$7.3
$7.7
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.00%
2.10%
1.95%
1.81%
1.79%
1.88%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Efficiency Ratio



75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
45.00%
40.00%
61.11%
74.09%
72.27%
63.57%
59.23%
63.41%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Return on Average Assets



0.54%
0.43%
0.15%
0.26%
0.23%
-0.28%
0.55%
0.45%
0.35%
0.25%
0.15%
0.05%
-0.05%
-0.15%
-0.25%
-0.35%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Return on Average Equity



9.00%
7.00%
5.00%
3.00%
1.00%
-1.00%
-3.00%
-5.00%
7.07%
5.59%
1.91%
3.30%
2.99%
-3.62%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Diluted Earnings per Share



$0.40
$0.30
$0.20
$0.10
$-
$(0.10)
$(0.20)
$(0.30)
$0.36
$0.28
$0.10
$0.17
$0.15
$(0.19)
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Book Value per Share



$25.00
$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
$16.00
$15.00
$20.09
$20.20
$20.21
$20.35
$20.49
$20.07
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank ™
More for you everyday.

Provident Financial Holdings, Inc.

Total Assets



(In Millions)
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$1,770
$1,649
$1,606
$1,640
$1,674
$1,633
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Loan to Investment Mix


(In Millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$165
$151
$144
$154
$169
$153
$1,391
$1,351
$1,367
$1,395
$1,407
$1,369
03/07
06/07
09/07
12/07
03/08
06/08
Loans Held for Investment
Investment Securities

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.



(In Millions)
$70
$60
$50
$40
$30
$20
$10
$0
$55
$17
$60
$62
$36
$9
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Loan Portfolio Mix
(Loans Held for Investment)



(In Millions)
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$547
$850
39%
$523
$833
38%
$560
$814
41%
$594
$814
42%
$593
$827
42%
$570
$814
41%
03/07
06/07
09/07
12/07
03/08
06/08
Preferred Loans
Single-Family Loans
% of Preferred Loans to LHFI

"Preferred Loans" – Multi-Family, Commercial Real Estate, Construction and Commercial Business Loans.

Asset Quality

Provident Financial Holdings, Inc.

Non-Performing Assets ("NPA") & NPA to Total Assets



(InThousands)
$34,000
$32,000
$30,000
$28,000
$26,000
$24,000
$22,000
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$0
3.40%
3.20%
3.00%
2.80%
2.60%
2.40%
2.20%
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
(Percentage)

	03/07	06/07	09/07	12/07	03/08	06/08
Non-Performing Assets	$14,680	$19,711	$20,591	$24,372	$27,292	$33,044
NPA to Total Assets	0.83%	1.20%	1.28%	1.49%	1.63%	2.02%

Asset Quality

Provident Financial Holdings, Inc.

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



$6,000
$5,500
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
(In Thousands)
6.00%
5.50%
5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
(Percentage)

	03/07	06/07	09/07	12/07	03/08	06/08
PLL	$1,185	-$490	$1,519	$2,140	$3,150	$5,803
ALL to LHI	1.12%	1.09%	1.13%	1.22%	1.18%	1.40%

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In Millions)
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$637
$503
$453
$494
$500
$479
$618
$648
$676
$666
$684
$664
$366
$353
$336
$340
$348
$348
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Deposit Composition



As of 06/30/2008
(In Millions)
$700
$600
$500
$400
$300
$200
$100
$0
$664
$145
$122
$48
$33
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market



As of 03/31/2007
(In Millions)
$500
$400
$300
$200
$100
$0
$618
$160
$130
$48
$28
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

Mortgage Banking

PROVIDENT
Provident Financial Holdings, Inc.

PROVIDENT
Bank Mortgage™
Faster funded home loans.

Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations



(In Millions)
$350
$300
$250
$200
$150
$100
$50
$0
$37
$294
$39
$189
$34
$97
$33
$98
$32
$86
$21
$114
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	03/07	06/07	09/07	12/07	03/08	06/08
Refinance	65%	73%	61%	59%	64%	34%
Purchase	35%	27%	39%	41%	36%	66%

(Quarter Ended)

Loan Sale Margin



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
0.71%
0.69%
0.31%
0.43%
0.11%
0.06%
1.09%
1.05%
0.41%
0.77%
-0.20%
0.92%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)
Gain on Sale Margin
Gain on Sale Margin, Excluding Recourse Provision

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity



(In Millions)
$135
$130
$125
$120
$115
$110
$105
$100
$132
$129
$126
$126
$127
$125
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Share Repurchase Program



200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	03/07	06/07	09/07	12/07	03/08	06/08
Shares Repurchased	194,580	168,491	150,712	36,369	0	0
Average Cost per Share	$27.62	$24.79	$22.40	$19.24	$0.00	$0.00

(Quarter Ended)

Provident Financial Holdings, Inc.

Cash Dividend per Share



$0.18
$0.18
$0.18
$0.18
$0.18
$0.10
$0.18
$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio



Equity to Assets
7.90%
7.80%
7.70%
7.60%
7.50%
7.40%
7.30%
7.20%
7.43%
7.81%
7.84%
7.69%
7.60%
7.63%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Bank Capital Ratio



Tier 1 Core Capital Ratio
10.00%
9.00%
8.00%
7.00%
6.00%
5.00%
7.15%
7.62%
7.17%
7.13%
7.09%
7.23%
03/07
06/07
09/07
12/07
03/08
06/08
(Quarter Ended)

Value Proposition

Provident Financial Holdings, Inc.

Stock Price to Tangible Book Value Multiple



2.00x
1.80x
1.60x
1.40x
1.20x
1.00x
0.80x
0.60x
0.40x

	Sep 2006	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008
Price/TBV	1.50x	1.52x	1.37x	1.24x	1.10x	0.81x	0.78x	0.47x

Provident Financial Holdings, Inc.

Stock Performance


$120
$110
$100
$90
$80
$70
$60
$50
$40
$30

	Dec 2006	Mar 2007	Jun 2007	Sep 2007	Dec 2007	Mar 2008	Jun 2008
PROV	$100	$91	$83	$75	$56	$55	$33
Nasdaq Bank Index	$100	$102	$110	$104	$89	$81	$80
Nasdaq Stock Index	$100	$101	$109	$115	$113	$97	$99

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on December 31, 2006 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™
NASDAQ
LISTED

www.myprovident.com